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                                                                 Exhibit (a)(6)



For Further Information:

Richard R. Putnam
Investor Relations
(801) 975-1776


                    FRANKLIN COVEY CO. REPORTS FINAL RESULTS
                             OF OPTION TENDER OFFER

      Salt Lake City, Utah (NYSE-FC) May 4, 2000 -- Franklin Covey Co.
today announced the final results of its offer to cancel all outstanding options with an exercise price of $12.25 more, pursuant to the Offer to Cancel dated March 14, 2000. The offer expired on May 3, 2000. The Company accepted for purchase options exercisable for 2,318,537 shares of its common stock for a total purchase price of approximately $7 million.

      Payment for all options accepted for cancellation in the tender will occur as soon as practicable.

      Franklin Covey is the leading global professional services firm offering learning and performance solutions to assist professionals and organizations to increase their effectiveness in Productivity, Leadership, Communication and Sales. Organizational clients include 80 of the Fortune 100, more than three-quarters of the Fortune 500, thousands of smaller and mid-sized businesses as well as numerous government entities. Organizations and their professionals access Franklin Covey's products and services through professional consulting services, licensed client facilitators, public workshops, catalogs, retail stores and the Internet (franklincovey.com). More than 3,500 Franklin Covey associates provide professional services and products for nearly 18 million individuals through 44 offices in 33 countries in 32 languages. Franklin Covey trains in excess of 750,000 participants annually in training seminars teaching principles to help them achieve "What Matters Most."